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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 13E-4/A
                                (AMENDMENT NO. 1)

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                        THE PEP BOYS - MANNY, MOE & JACK
                                (NAME OF ISSUER)

                        THE PEP BOYS - MANNY, MOE & JACK
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    713278109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MITCHELL G. LEIBOVITZ
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                        THE PEP BOYS - MANNY, MOE & JACK
                           3111 WEST ALLEGHENY AVENUE
                        PHILADELPHIA, PENNSYLVANIA 19132
                                 (215) 229-9000
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                     OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies To:

                             DANIEL D. RUBINO, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                                 (212) 728-8000

                                DECEMBER 23, 1998
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)
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                            CALCULATION OF FILING FEE

          -------------------------------------------------------------
          -------------------------------------------------------------
                    TRANSACTION                       AMOUNT OF
                     VALUATION*                       FILING FEE
          -------------------------------------------------------------

                   $160,000,000                         $32,000
          -------------------------------------------------------------
          -------------------------------------------------------------

         * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 10,000,000 shares of Common Stock at the maximum tender offer price per share of $16.00.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $32,000

     Form or Registration No. : Schedule 13E-4

     Filing Party:  The Pep Boys - Manny, Moe & Jack

     Date Filed:  December 23, 1998



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         This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated December 23, 1998 filed by The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation (the "Company"), relating to the offer by the Company to purchase 10,000,000 shares (or such lesser number of shares as are validly tendered and not properly withdrawn) of its common stock, par value $1.00 per share ("Common Stock") (shares of Common Stock, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of December 5, 1997, between the Company and First Union National Bank, as Rights Agent, are hereinafter referred to as "Shares"), 63,825,110 of which Shares were outstanding as of December 22, 1998, at a price not greater than $16.00 nor less than $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer", copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.

         On January 19, 1999, the Company announced that it has extended the Offer by one business day. The Offer will expire, unless further extended, at 12:00 Midnight, New York City time, on Monday, January 25, 1999.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth below is hereby added to Section 2 -- "Purpose of the Offer; Certain Effects of the Offer -- The Financing" of the Offer to Purchase.

         On January 19, 1999, the Company announced that it has obtained $67,000,000 of commitments for the Financing. The Company will fund the purchase of Shares pursuant to the Offer with the proceeds of a private placement of two tranches of its Senior Notes and, to the extent necessary, with cash on hand. The Financing, which may be increased to up to $77,000,000 aggregate principal amount of Senior Notes, is expected to close promptly after the Expiration Date.

         The Senior Notes will be issued at par and will pay interest semi-annually. The first tranche, for up to $45,000,000, will mature in 2011 and will bear interest at 7.95% per annum. This tranche will require equal annual principal payments commencing at the end of the eighth year from issuance, resulting in an average life of approximately ten years. The second tranche, for up to $22,000,000 (and which may be increased to $32,000,000), will mature in 2009 and will bear interest at approximately 7.80% per annum, subject to prevailing interest rates on the Expiration Date. This tranche will require equal annual principal payments commencing at the end of the fourth year from issuance, resulting in an average life of approximately seven years. In addition, the interest rates on the Senior Notes is subject to a 0.50% increase for such time as the credit rating of the Company's long-term unsecured debt securities decreases below its current level.

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         The Senior Notes will be callable at any time, at the option of the
Company, in whole or in part, at the greater of par and the present value of the future debt service on the Senior Notes.

         The Senior Notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

         The information set forth in the press release dated January 19, 1999, included herewith as Exhibit (a)(11), in the term sheet for the Senior Notes dated January 15, 1999, included herewith as Exhibit (b)(5), and in the sample commitment letter dated January 19, 1999, included herewith as Exhibit (b)(6), is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

(e) The information set forth in Section 7 -- "Certain Conditions of the Offer" of the Offer to Purchase is amended and restated in its entirety as follows.

7.       CERTAIN CONDITIONS OF THE OFFER

         The Offer is conditioned upon the Company's having obtained waivers under or amendments to certain of its existing credit facilities to permit the Offer. See Section 2, "Purpose of the Offer; Certain Effects of the Offer". In addition, notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after December 23, 1998 and prior to the Expiration Date (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment (regardless of the circumstances giving rise thereto, including an action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

                  (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly: (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or (ii) in the Company's reasonable judgment, could materially adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

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                  (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company of any of its subsidiaries, by any court or any authority, agency, or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relates in any manner to the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

                  (c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) the commencement of a war, armed hostilities or other international or national crises directly or indirectly involving the United States;
         (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares or on the proposed financing for the Offer; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on December 22, 1998;

                  (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of the Shares, or the Company shall have learned that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the

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         outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

                  (e) any change or changes shall have occurred, be pending or threatened or be proposed, which have affected or could affect the business, scope, condition (financial or otherwise), assets, income, level of indebtedness, operations, prospects, stock ownership or capital structure of the Company or its subsidiaries which, in the Company's reasonable judgment, is or may be material to the Company or its subsidiaries.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(11) Form of Press Release issued by the Company, dated January 19, 1999
(b)(5)  Term Sheet for the Senior Notes, dated January 15, 1999.
(b)(6)  Sample Commitment Letter relating to Senior Notes, dated January
        19, 1999.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

                                         THE PEP BOYS - MANNY, MOE & JACK


                                      By: /s/ Mitchell G. Leibovitz
                                          -------------------------------------
                                          Mitchell G. Leibovitz
                                          Chairman of the Board,
                                          Chief Executive Officer and President

Dated: January 20, 1999

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                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

(a)(11)  Form of Press Release issued by the Company, dated January 19, 1999.
(b)(5)   Term Sheet for the Senior Notes, dated January 15, 1999.
(b)(6)   Sample Commitment Letter relating to Senior Notes, dated January
         19, 1999.